

September 11, 2018

Frank Sorrentino, III
President and Chief Executive Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ConnectOne Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 7, 2018**
> **File No. 333-227239**

Dear Mr. Sorrentino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Robert A. Schwartz, Esq.